-----------------------------
                                                  OMB APPROVAL
                                                  -----------------------------
                                                  OMB Number: 3235-0145
                                                  -----------------------------
                                                  Expires: December 31, 2005
                                                  -----------------------------
                                                  Estimated average burden hours
                                                  -----------------------------
                                                  per response... 11
                                                  -----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )

                           iBIZ Technology Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------

                                   45103B 20 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 October 2, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)

        [X] Rule 13d-1(c)

        [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45103B 20 5

(1)     Name of Reporting Person:

        Mark H. Perkins

(2)     Check the Appropriate Box if a Member of a Group:

          (a) _____
          (b) _____

(3)     SEC Use Only

(4) Citizenship or Place of Organization:

        United States of America.

NUMBER OF             (5)    Sole Voting Power:

SHARES                       82,729,504

BENEFICIALLY          (6)    Shared Voting Power:

OWNED BY                     -0-

EACH REPORTING        (7)    Sole Dispositive Power:

PERSON WITH:                  82,729,504

                      (8)    Shared Dispositive Power:

                             -0-

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:

        82,729,504

(10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

        No

(11)    Percent of Class Represented by Amount in Row (9): 18.21%*
                                                           -------

(12) Type of Reporting Person:

        IN

Item 1(a).     Name of Issuer:

        iBIZ Technology Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:

        2238 West Lone Cactus Drive, Suite 200
        Phoenix, AZ 85027

Item 2(a).     Name of Person Filing:

        Mark H. Perkins

Item 2(b).     Address of Principal Business Office or, if none, Residence:

        C/O iBIZ Technology Corporation
        2238 West Lone Cactus Drive, Suite 200
        Phoenix, AZ 85027

Item 2(c).     Citizenship:

        United States of America

Item 2(d).     Title of Class of Securities:

        Common Stock, par value $.001 per share.

Item 2(e).     CUSIP Number:

        45103B 20 5

Item 3.        Type of Person:

        Not applicable.

Item 4.        Ownership:

        a.     Amount Beneficially owned:

               82,729,504

        b.     Percent of Class:

               18.21%*

        c.     Number of shares as to which person has:

Page 4 of 5
                      (i) Sole power to vote or to direct the vote:

                      82,729,504

               (ii) Shared power to vote or to direct the vote:

                      -0-

               (iii) Sole power to dispose or to direct the disposition of:

                      82,729,504

               (iv) Shared power to dispose or to direct the disposition of:

                      -0-

Item 5.        Ownership of Five Percent or less of a Class:

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

               Not applicable.

Item 8.        Identification and Classification of Members of the Group:

               Not applicable.

Item 9.        Notice of Dissolution of Group:

               Not applicable.

Item 10.       Certification:

               Not applicable.

                                          SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Date: November 17, 2003


                                            /s/ Mark H. Perkins
                                            ------------------------------------
                                            Mark H. Perkins


----------------------------------------

* Based on a total outstanding of 454,338,052 shares of common stock.